                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549


                                  SCHEDULE 13G

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                            (AMENDMENT NO. ________)


                             RF MICRO DEVICES, INC.
                             ----------------------
                                (Name of Issuer)


                                  COMMON STOCK
                         ------------------------------
                         (Title of Class of Securities)


                                   749941 10 0
                                 --------------
                                 (CUSIP Number)




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                                                         -----------------------
                                                         CUSIP NO.   749941 10 0
                                                         -----------------------



--------------------------------------------------------------------------------
   1     NAMES OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

         TRW Inc.                                     I.D. # 34-0575430
--------------------------------------------------------------------------------
   2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                       (a)  [  ]
                                                                       (b)  [  ]
--------------------------------------------------------------------------------
   3     SEC USE ONLY


--------------------------------------------------------------------------------
   4     CITIZENSHIP OR PLACE OF ORGANIZATION

         Ohio
--------------------------------------------------------------------------------
                            5    SOLE VOTING POWER
       NUMBER OF
                                 1,937,557 shares
        SHARES              ----------------------------------------------------
                            6    SHARED VOTING POWER
     BENEFICIALLY
                                 2,683,930 shares(1)
       OWNED BY             ----------------------------------------------------
                            7    SOLE DISPOSITIVE POWER
         EACH
                                 1,937,557 shares
       REPORTING            ----------------------------------------------------
                            8    SHARED DISPOSITIVE POWER
        PERSON
                                 2,683,930 shares(1)
         WITH
--------------------------------------------------------------------------------
   9     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         4,621,487 shares
--------------------------------------------------------------------------------
  10     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES


--------------------------------------------------------------------------------
  11     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

         29.1%
--------------------------------------------------------------------------------
  12     TYPE OF REPORTING PERSON

         CO
--------------------------------------------------------------------------------

-------------------
         (1) Shares are subject to a restricted stock agreement, dated June 6, 1996, between TRW Inc. ("TRW") and RF Micro Devices, Inc. ("RFMD") pursuant to which TRW has granted to the president of RFMD an irrevocable proxy to vote the shares in favor of any measure approved by the RFMD board of directors. The agreement also provides that the shares may not be transferred by TRW without RFMD's written consent, and is currently scheduled to terminate on January 30, 1999.



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ITEM 1.

         (a)  Name of Issuer:  RF Micro Devices, Inc.

         (b)  Address of Issuer's Principal Executive Offices or, if none,
Residence:

                            7625 Thorndike Road
                            Greensboro, NC 27409-9421

ITEM 2.

         (a)  Name of Person Filing:   TRW Inc.

         (b)  Address of Principal Business Office:

                               1900 Richmond Road
                               Cleveland, OH 44124

         (c)  Citizenship:  Ohio

         (d)  Title of Class of Securities: Common Stock, no par value

         (e)  CUSIP Number:  749941 10 0

ITEM 3. IF THIS STATEMENT IS FILED PURSUANT TO RULE 13D-1(B), OR 13D-2(B), CHECK WHETHER THE PERSON FILING IS A:

         (a) [ ] Broker or Dealer registered under Section 15 of the Act
         (b) [ ] Bank as defined in section 3(a)(6) of the Act
         (c) [ ] Insurance Company as defined in section 3(a)(19) of the Act
         (d) [ ] Investment Company registered under section 8 of the Investment Company Act
         (e) [ ] Investment Adviser registered under section 203 of the Investment Advisers Act of 1940
         (f) [ ] Employee Benefit Plan, Pension Fund which is subject to the provisions of the Employee Retirement Income Security Act of 1974 or Endowment Fund; see ss. 240.13d- 1(b)(1)(ii)(F)
         (g) [ ] Parent Holding Company, in accordance with ss. 240.13d-1(b)(ii)(G)
         (h) [ ] Group, in accordance with ss. 240.13d-1(b)(1)(ii)(H)



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ITEM 4.  OWNERSHIP

         (a)  Amount Beneficially Owned:  4,621,487 shares

         (b)  Percent of Class:   29.1%

         (c)  Number of shares as to which such person has:

                  (i) sole power to vote or to direct the vote: 1,937,557 shares

                  (ii) shared power to vote or to direct the vote: 2,683,930 shares(1)

                  (iii) sole power to dispose or to direct the disposition of:
                        1,937,557 shares

                  (iv) shared power to dispose or to direct the disposition of:
                       2,683,930 shares(1)

ITEM 5.  OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS

      If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ ].


ITEM 6.  OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON.

      Not Applicable

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY

      Not Applicable

ITEM 8.  IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP

      Not Applicable

ITEM 9.  NOTICE OF DISSOLUTION OF GROUP

      Not Applicable

ITEM 10. CERTIFICATION

      Not Applicable


----------------
      (1) Shares are subject to a restricted stock agreement, dated June 6, 1996, between TRW Inc. ("TRW") and RF Micro Devices, Inc. ("RFMD") pursuant to which TRW has granted to the president of RFMD an irrevocable proxy to vote the shares in favor of any measure approved by the RFMD board of directors. The agreement also provides that the shares may not be transferred by TRW without RFMD's written consent, and is currently scheduled to terminate on January 30, 1999.


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                                    SIGNATURE

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  February 12, 1998

                                            TRW Inc.


                                            By:  /s/ William B. Lawrence
                                                 ---------------------------
                                                 William B. Lawrence
                                                 Executive Vice President,
                                                 General Counsel and Secretary




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